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                                                                    Exhibit 12.1

Computation of Ratios


Calculation of Earnings:
-----------------------
(Dollars in thousands, except for ratios)             2000       1999      1998
                                                      ----       ----      ----
     Pre-tax earnings before gains from sale
       of property & extraordinary items           110,788    114,639    97,891

     Additions:
       Fixed Charges
         Interest Expense                           98,348     89,057    71,419
         Capitalized Interest                       12,367     26,485    30,482
         Amortized discounts or premium on debt      1,497      1,609     1,878
         Deferred Financing Costs                    1,841      1,915     1,911




       Subtractions:
         Capitalized Interest                      (12,367)   (26,485)  (30,482)
                                               ---------------------------------

                                               ---------------------------------
     Adjusted Earnings                             212,474    207,220   173,099
                                               ---------------------------------

     Fixed Charges (from above)                    114,053    119,066   105,690
     Preferred Stock Dividends                      35,206     35,448    35,571

     Ratio of Earnings to Fixed Charges               1.86       1.74      1.64

     Ratio of Earnings to Fixed Charges               1.42       1.34      1.23
      and Preferred Stock Dividends